VIA EDGAR
Ivette Leon, Assistant Chief Accountant
U.S. Securities and Exchange Commission
Washington, DC 20549

Dear Ms. Leon,	02-06-2018

This letter is written on behalf of Alpine 4 Technologies Ltd. ("Alpine 4") in response to your letters dated December 14, 2017, and February 5, 2018, and as a follow-up to our email correspondence on February 5, 2018.  You have also left us a voicemail on February 5, 2018, asking that we provide our response in a letter to be filed on EDGAR.

In November 2017, the Company sent a request to the Office of the Chief Accountant requesting relief pursuant to Regulation S-X Rule 3-13 from filing certain required financial statements in connection with an acquisition by Alpine 4, explaining the reasons for the request.

In December 2018, Alpine 4 had a conference call with Patrick Gilmore of the SEC, Alpine 4's chief management, and Alpine 4's auditors regarding Alpine 4's request for relief.  Alpine 4 disclosed to the SEC and Mr. Gilmore that due to a theft of documents, Alpine 4 would be unable to provide the PCAOB audit for the company acquired.   On that conference call, Mr. Gilmore indicated that once Alpine 4 completed and filed the Annual Report on Form 10-K for fiscal year 2017, the required financials would be included in the 10-K and that would bring the 8-K filing current. Additionally, Mr. Gilmore has stated to us that he has discussed this already with your team.

If you have any additional questions, please don't hesitate to ask.

Thank you

/s/Kent B. Wilson
Kent B. Wilson
 CEO
Alpine 4 Technologies, Ltd